UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G
(Amendment #1)


Under the Securities Exchange Act of 1934


**Canyon Resources Corp.**
(Name of Issuer)


**Common Stock**
(Title of Class of Securities)


**138869300**
(CUSIP Number)


**February 3, 2004**
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [**X**]  Rule 13d-1(b)
   [**X**]  Rule 13d-1(c)
   [  ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1       Name of Reporting Person

**Passport Master Fund, LP**

IRS Identification No. of Above Person     **98-0409552**

2       Check the Appropriate Box if a Member of a Group

(a)   [**X**]
(b)   [   ]

3       SEC USE ONLY

4       Citizenship or Place of Organization

**British Virgin Islands**

| | 5   Sole Voting Power **0** |
|---|---|
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 6   Shared Voting Power **1,853,865** |
| | 7   Sole Dispositive Power **0** |
| | 8   Shared Dispositive Power **1,853,865** |

9       Aggregate Amount Beneficially Owned by each Reporting Person  **1,853,865**

10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*      [ ]

11      Percent of Class Represented by Amount in Row 9

**7.01%**

12      Type of Reporting Person*

**PN**

1    Name of Reporting Person

     **Passport Master Fund II, LP**

     IRS Identification No. of Above Person    **98-0409554**

2    Check the Appropriate Box if a Member of a Group

                                                              (a)  [**X**]
                                                              (b)  [  ]

3    SEC USE ONLY

4    Citizenship or Place of Organization

     **British Virgin Islands**

|                                         |     |                                  |
|-----------------------------------------|-----|----------------------------------|
|                                         | 5   | Sole Voting Power **0**          |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 6   | Shared Voting Power **799,135**  |
|                                         | 7   | Sole Dispositive Power **0**     |
|                                         | 8   | Shared Dispositive Power **799,135** |

9    Aggregate Amount Beneficially Owned by each Reporting Person  **799,135**

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*      [ ]

11   Percent of Class Represented by Amount in Row 9

     **3.02%**

12   Type of Reporting Person*

     **PN**

1       Name of Reporting Person

        **Passport Management, LLC**

        IRS Identification No. of Above Person       **41-2076095**

2       Check the Appropriate Box if a Member of a Group

                                                                (a)   [**X**]
                                                                (b)   [  ]

3       SEC USE ONLY

4       Citizenship or Place of Organization

        **Delaware**

|  |  |  |
|---|---|---|
|  | 5 | Sole Voting Power **0** |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 6 | Shared Voting Power **2,653,000** |
|  | 7 | Sole Dispositive Power **0** |
|  | 8 | Shared Dispositive Power **2,653,000** |

9       Aggregate Amount Beneficially Owned by each Reporting Person  **2,653,000**

10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*       [ ]

11      Percent of Class Represented by Amount in Row 9

        **10.04%**

12      Type of Reporting Person*

        **IA**
        **OO**

1    Name of Reporting Person

**Ralph K. McCluskey II**

IRS Identification No. of Above Person

2    Check the Appropriate Box if a Member of a Group

(a)  [**X**]
(b)  [ ]

3    SEC USE ONLY

4    Citizenship or Place of Organization

**United States of America**

5    Sole Voting Power **0**

NUMBER OF    6    Shared Voting Power **2,653,000**

SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING    7    Sole Dispositive Power **0**
PERSON WITH

8    Shared Dispositive Power **2,653,000**

9    Aggregate Amount Beneficially Owned by each Reporting Person **2,653,000**

10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*    [ ]

11    Percent of Class Represented by Amount in Row 9

**10.04%**

12    Type of Reporting Person*

**HC**
**IN**

1    Name of Reporting Person

     **John H. Burbank III**

     IRS Identification No. of Above Person

2    Check the Appropriate Box if a Member of a Group

                                                      (a)   [**X**]
                                                      (b)   [  ]

3    SEC USE ONLY

4    Citizenship or Place of Organization

     **United States of America**

                          5    Sole Voting Power **0**


     NUMBER OF        6    Shared Voting Power **2,653,000**
      SHARES
   BENEFICIALLY
 OWNED BY EACH
     REPORTING     7    Sole Dispositive Power **0**
   PERSON WITH


                          8    Shared Dispositive Power **2,653,000**


9    Aggregate Amount Beneficially Owned by each Reporting Person  **2,653,000**

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*       [ ]

11   Percent of Class Represented by Amount in Row 9

     **10.04%**

12   Type of Reporting Person*

     **HC**
     **IN**

Item 1(a).         Name of Issuer.

**Canyon Resources Corp.**

Item 1(b).         Address of Issuer's Principal Executive Offices.

**14142 Denver West Parkway, Suite 250, Golden, CO 80401**

Item 2(a).         Names of Persons Filing.

**Passport Management, LLC**
**Passport Master Fund, LP**
**Passport Master Fund II, LP**
**Ralph K. McCluskey II**
**John H. Burbank III**

**(collectively, the "Filers").**

Item 2(b).         Address of Principal Business Office or, if none, Residence.

**The business address of each of the Filers is 402 Jackson Street, San Francisco, CA 94111**

Item 2(c).         Citizenship.

**For citizenship of each Filer, See Item 4 of pages 2 through 6, for each Filer**

Item 2(d).         Title of Class of Securities.

**Common Stock**

Item 2(e).         CUSIP Number.

**138869300**

Item 3.         If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)  [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E) (as to Passport Management, LLC).

(f)  [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)  [X] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G) (as to Messrs. McCluskey and Burbank).

(h)  [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)  [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

        Reference is made hereby made to Items 5-9 and 11 of pages two (2) – six (6) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.              Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.              Ownership of More Than Five Percent on Behalf of Another Person.

(a) Each of Passport Management, LLC ("Passport"), Passport Holdings, LLC, a Delaware limited liability company, Passport Capital, LLC, a Delaware limited liability company, Ralph McCluskey and John Burbank beneficially owns 2,653,000 shares of the issuer's common stock, including 840,000 restricted shares and warrants exercisable for 840,000 shares. The foregoing position represents 10.04% of the aggregate number of shares of outstanding common stock as of February 3, 2004 as reported by the issuer. The foregoing securities are further distributed as follows: Passport Master Fund LP beneficially owns 1,853,865 shares (7.01%), including 646,800 restricted shares and warrants exercisable for 646,800 shares. Passport Master Fund II, LP beneficially owns 799,135 shares (3.02%), including 193,200 restricted shares and warrants exercisable for 193,200 shares.

(b) Passport is deemed to be the beneficial owner of the securities reflected in Items 5-9 and 11 of page four (4) of this Schedule 13G pursuant to separate agreements whereby it acts as the investment adviser to Passport Master Fund LP and Passport Master Fund II, LP (collectively, the "Partnerships"). Passport is managed by Passport Capital, LLC, its Managing Member. As of the date of this report, Passport Capital, LLC was managed by Messrs. McCluskey and Burbank as co-managing partners. Passport has sole voting and dispositive power over all of the shares reported hereby. Messrs. McCluskey and Burbank, the Partnerships, and each of them, disclaim beneficial ownership of the all of the shares reported herein.

(c) Passport has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares purchased or held pursuant to the agreements referred to in Item 6(b).

(d) An Agreement Regarding Joint Filing is being filed as an Exhibit.

(e) This Schedule 13G relates to the period ending February 29, 2004.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.              Identification and Classification of Members of the Group.

Not applicable.

Item 9.              Notice of Dissolution of Group.

     Not applicable.

Item 10.              Certification.

     By signing below, the Filers and each of them certifies that, to the best of his, her or its knowledge and belief, the securities referred to above on pages two (2) – six (6) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

<u>Signature</u>

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  <u>July 29, 2004</u>

**PASSPORT MANAGEMENT, LLC**
By:  Passport Capital, LLC, its managing member
<u>By: /s/ John H. Burbank III, its managing member</u>

**PASSPORT CAPITAL, LLC**
<u>By: /s/ John H. Burbank III, its managing member</u>

**PASSPORT HOLDINGS, LLC**
By: Passport Capital, LLC, its managing member
<u>By: /s/ John H. Burbank III, its managing member</u>

**PASSPORT MASTER FUND LP**
By: Passport Holdings, LLC, its GP
By: Passport Capital, LLC, its managing member
<u>By: /s/ John H. Burbank III, its managing member</u>

**PASSPORT MASTER FUND II, LP**
By: Passport Holdings, LLC, its GP
By: Passport Capital, LLC, its managing member
<u>By: /s/ John H. Burbank, its managing member</u>

**JOHN H. BURBANK III**
<u>    /s/ John H. Burbank III</u>

**RALPH K. MCCLUSKEY II**
<u>    /s/ Ralph K. McCluskey II</u>

**EXHIBIT 1**

## AGREEMENT REGARDING JOINT FILING

The undersigned, Passport Management, LLC, a Delaware limited liability company, Passport Master Fund, LP, a British Virgin Islands international limited partnership, Passport Master Fund II, LP, a British Virgin Islands international limited partnership, Ralph K. McCluskey II, an individual whose address is 402 Jackson Street, San Francisco, California 94111 and John H. Burbank III, an individual whose address is 402 Jackson Street, San Francisco, California 94111, hereby acknowledge and agree that the information required by the Schedule 13G, to which this agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments and supplements thereto shall also be filed on behalf of each of them.

DATED: <u>July 29, 2004</u>

**PASSPORT MANAGEMENT, LLC**
By: Passport Capital, LLC, its managing member
<u>By: /s/ John H. Burbank III, its managing member</u>

**PASSPORT CAPITAL, LLC**
<u>By: /s/ John H. Burbank III, its managing member</u>

**PASSPORT HOLDINGS, LLC**
<u>By: Passport Capital, LLC, its managing member</u>
<u>By: /s/ John H. Burbank III, its managing member</u>

**PASSPORT MASTER FUND LP**
<u>By: Passport Holdings, LLC, its GP</u>
<u>By: Passport Capital, LLC, its managing member</u>
<u>By: /s/ John H. Burbank III, its managing member</u>

**PASSPORT MASTER FUND II, LP**
<u>By: Passport Holdings, LLC, its GP</u>
<u>By: Passport Capital, LLC, its managing member</u>
<u>By: /s/ John H. Burbank, its managing member</u>

**JOHN H. BURBANK III**
<u>/s/ John H. Burbank III</u>